SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               WVS FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   929358 10 9
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                                 (CUSIP Number)

                                 David J. Bursic
                               WVS Financial Corp.
                               9001 Perry Highway
                         Pittsburgh, Pennsylvania 15237
                                 (412) 364-1911
--------------------------------------------------------------------------------
 (Name, Address, Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                February 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 6 Pages

CUSIP No.  929358 10 9                  13D                    Page 2 of 6 Pages
----------------------                                         -----------------


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             David J. Bursic

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

             PF

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
             PURSUANT TO ITEMS 2(d) OR 2(e)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States


      NUMBER OF SHARES                7        SOLE VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                      78,690
            WITH
                                      8        SHARED VOTING POWER

                                               64,814

                                      9        SOLE DISPOSITIVE POWER

                                               78,690

                                     10        SHARED DISPOSITIVE POWER

                                               64,814


     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             143,504

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.1%

     14      TYPE OF REPORTING PERSON*

             IN

CUSIP No.  929358 10 9                  13D                    Page 3 of 6 Pages
----------------------                                         -----------------


Item 1.  Security and Issuer
----------------------------

         The securities as to which this Schedule 13D relates are shares of common stock, $.01 par value per share, of WVS Financial Corp. (the "Issuer"). The address of the Issuer's principal executive office is 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

Item 2.  Identity and Background
--------------------------------

                  (a) David J. Bursic ("Reporting Person").

                  (b) The Reporting Person's business address is the Issuer's principal executive office, 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

                  (c) The Reporting Person is a director and the President and Chief Executive Officer of the Issuer.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                  (f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         The Reporting Person acquired 7,600 shares of common stock upon the exercise of stock options on February 1, 2001 at an exercise price of $5.00 per share, or $38,000 in the aggregate. The Reporting Person used personal funds to exercise the stock options and acquire the shares.

Item 4.  Purpose of Transaction
-------------------------------

         The Reporting Person is presently a director and the President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of common stock are an attractive investment and acquired the shares of common stock for investment purposes and not for

CUSIP No.  929358 10 9                  13D                    Page 4 of 6 Pages
----------------------                                         -----------------


the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

         The Reporting Person has been informed that in order to acquire 10% or more of the Issuer's shares of common stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of common stock which would require him to apply for such approvals. However, any determination to purchase additional shares of common stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of common stock at any time.

         The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Issuer's board of directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter- dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Bursic beneficially owns 143,504 shares of common stock of the Issuer, which represents 5.1% of the shares of common stock. This percentage is based upon 2,783,608 shares of common stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended December 31, 2000 filed with the Securities and Exchange Commission on February 13, 2001. Exercisable stock options to purchase 17,608 shares of common stock held by Mr. Bursic are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by the Reporting Person.

CUSIP No.  929358 10 9                  13D                    Page 5 of 6 Pages
----------------------                                         -----------------

         (b) The Reporting Person has sole voting and dispositive power with respect to 78,690 shares of common stock as follows: 11,760 shares which may be acquired upon the exercise of stock options which are currently exercisable or exercisable within 60 days hereof; 7,376 shares allocated to Mr. Bursic's account in the Issuer's Employee Stock Ownership Plan ("ESOP"); 11,760 shares held in Mr. Bursic's account in the Issuer's Profit Sharing Plan; 300 shares held for Mr. Bursic's account in the Issuer's Deferred Compensation Plan; 4,751 shares of restricted stock held for Mr. Bursic's account in the Issuer's Recognition and Retention Plan ("RRP"); and 36,895 shares held directly by Mr. Bursic. Mr. Bursic may direct the trustee of each of the ESOP, the Profit Sharing Plan, the Deferred Compensation Plan and the RRP as to the voting and disposition of the shares held in such plans.

         The Reporting Person has shared voting and dispositive power with respect to 64,814 shares of common stock as follows: 54,876 shares held jointly with Mr. Bursic's wife; 9,738 shares held directly by Mr. Bursic's wife; and 200 shares held by Mr. Bursic's children.

         (c) The Reporting Person acquired 7,600 shares of common stock upon the exercise of stock options on February 1, 2001 at an exercise price of $5.00 per share, or $38,000 in the aggregate. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

         The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and restricted stock awards. The Reporting Person is a director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Not applicable.

CUSIP No.  929358 10 9                  13D                    Page 6 of 6 Pages
----------------------                                         -----------------


                                   Signatures

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


                                               /s/  David J. Bursic
                                              ---------------------------------
                                               David J. Bursic




                                              Date:  February 27, 2001